Postal Code 20549-0405

								October 14, 2004


via facsimile 213-243-2539 and U.S. mail

O. Victor Edelbrock
Chief Executive Officer and President
Edelbrock Corporation
Executive Vice President, Chief Operating Officer
2700 California Street
Torrance, California  90503

Re:  	Edelbrock Corporation

Revised Schedule 13E-3			Revised Preliminary Proxy on
Schedule 14A
Filed September 29, 2004			Filed September 29, 2004
File No. 5-53153				File No. 0-24802

Form 10-K for the period ended
June 30, 2003
Filed September 28, 2003
	File no. 0-24802


Dear Mr. Edelbrock:

	We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule13E-3

General
1. Advise us of the bases upon which you concluded that the materials provided to Mr. Edelbrock by Banc of America Securities during the November 2003, February 12 and March 11, 2004 meetings were immaterial to the proposed transaction.
2. Provide us with a description of any materials Banc of America Securities presented to Mr. Edelbrock that could be classified as being outside the scope of the referenced financial advisor qualification materials. For example, describe the Banc of America Securities` analysis involving implied transaction statistics at various illustrative prices.
Preliminary Proxy Materials

Summary Term Sheet, page 1

Purpose of the Merger, page 3
3. We reissue prior comment no. 10. We were unable to locate the changes you indicated in your response to our comment. Our prior comment indicated that the summarized information in this section relates to why the special committee and the board deemed the merger consideration fair, not the purpose of the merger. Please advise.

Special Factors, page 19
Background of the Merger, page 19
4. Tell us why you believe the Concord Energy Consultant`s letter was immaterial to the transaction.
5. On page 24, please expand the disclosure to further describe the valuation approaches preliminarily discussed.
6. Please quantify the real estate`s higher market value as referenced on page 24. Explain why the real estate value was not adequately reflected in Edelbrock`s stock price. Briefly explain the cost at which the real estate was being carried on Edelbrock`s financial statements. Also, please explain why Kerlin Capital had not yet received the real estate appraisal data it requested on June 10, 2004.
7. Explain why Kerlin Capital received extracted summary information from the last of the outstanding real estate appraisals. For example, tell us why Kerlin received summaries of the real estate appraisals rather than the full appraisal reports. Define the "summary insurance replacement cost values" and explain how these values impacted the estimated value of the properties. Disclose the final estimated value attributed to the properties considered by Kerlin Capital.

Opinion of Financial Advisor to the Special Committee, page 40

	Comparable Companies Analysis, page 43
8. Define "outliers at the ends of the range" on page 45.

Accounting comments

Age of Financial Statements and Where Stockholders Can Find More Information, page 77
9. Please revise the proxy statement to comply with financial statement updating requirements as set forth in Rule 3-12 of Regulation S-X. In this regard, amend the proxy statement to incorporate by reference your June 30, 2004 Annual Report on Form 10-
K. The currently included incorporated filings (i.e., the June 30, 2004 Form 10-K and March 25, 2004 Form 10-Q) have been superseded by the filing of your June 30, 2004 Form 10-K.

Accountants` Report
10. We note your response to prior comment 40 that you believe the accountant`s report has been included via the incorporation by reference of the applicable Form 10-K into the proxy statement. However, Instruction 5 to Item 14 of the Schedule 14A specifically requires that one copy of the definitive proxy statement filed with us must include a signed copy of the accountant`s report, even if the financial statements are incorporated by reference. A copy of the manually signed accountant`s report should be retained for five years. See Rule 302 of Regulation S-T and the requirements of Rule 12b-11 of the Exchange Act Rules.

Closing Comments

	Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

	Please direct any questions regarding the accounting comments to Beverly Singleton, Staff Accountant, at (202) 942-1912, or in her absence, to Linda Cvrkel, Review Accountant, at (202) 942-1936. For questions on other comments, please contact Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931. You may also reach me at (202) 942-2920.

							Sincerely,


							Nicholas Panos
							Special Counsel
							Office of Mergers and Acquisitions

Cc: 		via facsimile
Sean McAvoy

Esme C. Smith

Jones Day

2882 Sand Hill Road, Suite 240

Menlo Park, California 94025


L. Cvrkel
B. Singleton
J. Losert




Edelbrock Corporation
October 14, 2004
Page 4





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE